# FORM 4

☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

## STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

OMB APPROVAL
OMB Number: 3235-0287
Expires: Janauary 31, 2005
Estimated average burden hours per response. . . . . 0.5

1. Name and Address of Reporting Person*
Hanna, James S.
(Last) (First) (Middle)
5858 NE 87th Avenue
(Street)
Portland, OR 97220-0000
(City) (State) (Zip)

2. Issuer Name and Ticker or Trading Symbol
YoCream International, Inc. YOCM

3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
June 2002

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
X Director
X 10% Owner
___ Officer (give title below)
___ Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
X Form filed by One Reporting Person
___ Form filed by More than One Reporting Person

### Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

| 1. Title of Security (Instr. 3) | 2. Transaction Date (Month/Day/Year) | 3. Transaction Code (Instr. 8) Code | V | 4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5) Amount | (A) or (D) | Price | 5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4) | 6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4) | 7. Nature of Indirect Beneficial Ownership (Instr. 4) |
|---|---|---|---|---|---|---|---|---|---|
| Common Stock | 06/25/2002 | M | | 1,800 | A | $4.000 | | D | |
| Common Stock | 06/25/2002 | S | | 1,800 | D | $9.800 | | D | |
| Common Stock | 06/26/2002 | M | | 600 | A | $4.000 | | D | |
| Common Stock | 06/26/2002 | S | | 600 | D | $9.750 | 231,680 | D | |
| Common Stock | | | | | | | 8,915 | I | By Spouse |

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(Over)
SEC 1474 (3-99)

**FORM 4 (continued)**

**Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned**
**(e.g., puts, calls, warrants, options, convertible securities)**

| 1. Title of Derivative Security (Instr. 3) | 2. Conversion or Exercise Price of Derivative Security | 3.Transaction Date (Month/Day/Year) | 4.Transaction Code (Instr.8) | | 5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5) | | 6. Date Exercisable and Expiration Date (Month/Day/Year) | | 7. Title and Amount of Underlying Securities (Instr. 3 and 4) | | 8. Price of Derivative Security (Instr. 5) | 9.Number of derivative Securities Beneficially Owned at End of Month (Instr. 4) | 10.Ownership Form of Derivative Security: Direct (D) or Indirect (I) | 11. Nature of Indirect Beneficial Ownership (Instr. 4) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Code | V | (A) | (D) | Date Exercisable | Expiration Date | Title | Amount or Number of Shares | | | | |
| Non-Qualified Stock Option (right to buy) | $4.000 | 06/25/2002 | M | | | 1,800 | (1) | 08/31/2003 | Common Stock | 1,800 | | | D | |
| Non-Qualified Stock Option (right to buy) | $4.000 | 06/26/2002 | M | | | 600 | (1) | 08/31/2003 | Common Stock | 600 | | 12,600 | D | |
| Non-Qualified Stock Option (right to buy) | $4.000 | | | | | | 05/15/2000 | 10/31/2004 | Common Stock | 6,000 | | 6,000 | D | |
| | | | | | | | | | | | | | | |
| | | | | | | | | | | | | | | |
| | | | | | | | | | | | | | | |
| | | | | | | | | | | | | | | |
| | | | | | | | | | | | | | | |

Explanation of Responses:

**See attached statement**

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,
See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.

/s/ Cliff E. Spencer

07/02/2002

** Signature of Reporting Person

Date

**Cliff E. Spencer, Attorney-in-Fact for**
**James S. Hanna**

**Hanna, James S.**

**5858 NE 87th Avenue**

**Portland, OR 97220-0000**

---

**Explanation of responses:**

**(1)**　　　　　**Option vests 5,000 shares on 9/14/99; 5,000 shares on 9/14/00; and 5,000 shares on 9/14/01.**